UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ICON plc

(Name of Issuer)

American Depositary Shares, representing Ordinary Shares

(Title of Class of Securities)

45103T107

(CUSIP Number)

December 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
1.	Names of Reporting Persons: Dr. John Climax I.R.S. Identification Nos. of above persons (entities only). n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Ireland
	5.	Sole Voting Power 1,491,892
Number of Shares Beneficially	6.	Shared Voting Power 0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 1,491,892
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,491,892
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.7%
12.	Type of Reporting Person IN

Item 1.

(a) Name of Issuer:

The name of the issuer is ICON plc (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at South County Business Park, Leopardstown, Dublin 18, Ireland.

Item 2.

(a) Name of Person Filing:

This Schedule 13G Statement (this "Statement") is hereby filed by Dr. John Climax.

(b) Address of Principal Business Office, or, if none, Residence:

South County Business Park, Leopardstown

Dublin, Ireland

(c) Citizenship:

Republic of Ireland

(d) Title of Class of Securities:

American Depositary Shares, representing Ordinary Shares.

(e) CUSIP Number: 45103T107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(15 U.S.C. 78o);

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act

(15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:

1,491,892

(b) Percent of class:

10.7%

(c) Voting and dispositive power:

1,491,892

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2005

/s/ John Climax
Name: Dr. John Climax
Title: Chairman of the Board